Mail Stop 3561
                                                            September 28, 2018

Alec E. Gores
Chairman of the Board of Directors
Gores Holdings II, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

       Re:    Gores Holdings II, Inc.
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed September 17, 2018
              File No. 1-37979

Dear Mr. Gores:

       We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2018 letter.

Frequently Used Terms, page 8

1. We note that, in response to comment 1, you have revised numerous market leadership assertions in your filing. With respect to your disclosure on page 258,
       where you state that "Verra Mobility is the market leader in automated safety solutions holding market shares as a percentage of cameras of 46% in red light, 55%
       in speed, and 48% in school bus road safety cameras," in light of the specificity of these statements, please provide us with the source of these market share statistics, and revise the market leadership assertions in your filing regarding the Government
       Solutions segment to clarify the extent to which they are based on these statistics and to cite their specific source.
 Alec E. Gores
Gores Holdings II, Inc.
September 28, 2018
Page 2


       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or
Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J.
Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.


                                                        Sincerely,

                                                        /s/ Mara L. Ransom

                                                        Mara L. Ransom
                                                        Assistant Director
                                                        Office of Consumer
Products